Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Clariant Group

Conference Call Q&A Transcript

Thursday, 27th July 2017

Clariant H1 2017 Analyst Call	Thursday, 27th July 2017

Clariant Participants:

Hariolf Kottmann (President and CEO of Clariant)

Patrick Jany (CFO of Clariant)

Anja Pomrehn (Head of Investor Relations Clariant)

SECTION OF SPEECH REFERRING TO MERGER WITH HUNTSMAN:

Ladies and gentlemen,

Before we go into the Q&A, I would like to say a few words on the merger update that Clariant and Huntsman published this morning. To allow time for questions, we will focus on only a couple of slides in the merger update presentation.

As we have already said many times, this merger of equals between Clariant and Huntsman is a merger of opportunities. Opportunities from both, a strategic as well as a financial point of view allowing to maximize sustainable long-term value for all shareholders. This is summarized on slide 4 of the merger update presentation.

What excites us about this merger is the unique opportunity to leverage the complementary strengths of both companies, which will create a global specialty chemical leader with greater scale and complementary technologies, product portfolios and manufacturing footprint.

The leverage effect of the complementary production set up and supply chain benefits in Care Chemicals, Performance Products and Natural Resources represent approximately 35 % of total pro forma revenue, and there exist meaningful growth opportunities through cross-selling, accelerating expansion into specific high-end downstream markets, and more differentiated applications.  Since the announcement of the merger in the second quarter of 2017, our combined integration teams have identified additional organic sales revenues in excess of approximately 2 % per annum at an EBITDA margin of about 20%.

The companies’ complementary asset and geographic fit provides significant commercial opportunities within established routes to market. The combination also offers compelling financial rationale, including: At least 400 million US Dollars in annualized cost synergies, and 25 million US Dollars in tax savings, creating over 3.5 billion US Dollars in shareholder value which we have high confidence in achieving, Approximately 17.2 %  pro-forma EBITDA margin when accounting for synergies, Strong balance sheet with pro forma leverage under 1.5x, Higher cash flow generation, lower financing costs and ability to

Clariant H1 2017 Analyst Call	Thursday, 27th July 2017

maintain investment grade rating, leading to greater strategic and financial flexibility, A more flexible capital structure for organic growth, value creating bolt-on acquisitions and maximizing capital return

I will move directly to slide 6:

Both, Peter and I are convinced and excited about the possibility to create value for all our stakeholders and maximize shareholder value in the long-term. For the new company HuntsmanClariant we have a shared vision on our future portfolio management principles and capital allocation intention. We will direct the majority of our investments to growth regions and businesses which will be managed for both, growth and margins by continuing to further expand into specific downstream opportunities, while the two Plastics & Coatings and Textile Effects businesses will be managed for cash and turnaround maximization.

As outlined on slide 7, we started the integration work with Huntsman shortly following the merger of equals announcement on May 22nd. The project teams are progressing remarkably rapidly and are fully dedicated to overachieve the synergy targets and leveraging the complementary strengths of both companies. The shared vision and prospects that the new company HuntsmanClariant will offer, is maximizing sustainable long-term value for all shareholders. This vision and these prospects are strongly shared by many of our shareholders who support this transaction and we do look forward to continue our open dialogue with all of our shareholders.

I am looking forward to having the excellent teams and cultures of Clariant and Huntsman work together not only during the integration phase but also afterwards as we realize this eminent opportunity to create a global specialty chemical leader.

With that, I turn the call back to Anja.

Clariant H1 2017 Analyst Call	Thursday, 27th July 2017

Q&A on HuntsmanClariant merger

Operator: The next question is from Peter Clark from Societe Generale

Peter Clark (Societe Generale): Yeah, good afternoon, thank you.  It’s just one question really, it’s on the growth synergy target that you have thrown out the two percent with the 20% incremental margin.  And obviously I mean you are indicating that’s basically coming particularly from Performance Products, Care Chemicals, Natural Resources, particularly overlaps I guess in Performance Products in Care Chemicals.  Now Huntsman when they were talking about the merger obviously had lifted their growth targets encompassing some of the growth synergy I think.  I’m not really sure that your new numbers really changed very much.  So I’m just wondering how much of that 2% is actually already factored in the numbers if you see what I will — what I mean by that.  Thank you.

Patrick Jany: Thanks for your question Peter, that’s a very important point.  Actually the 2% additional growth per annum at an average EBITDA of 20% is a totally new figure, and needs to be seen in addition to any synergy figure that we have communicated on the merger before today.  What we had announced on the 22nd of May when we came out is that we would have a cost synergy target of 400 million with 25 million tax were also included at the time, and that we will work out sales and revenue synergies as we go along in the process.

In the meantime, we have I think 35 teams working with I think now daily meetings.  We have involved more than 100 people on either side in those teams and we have been able also always with still quite limited access given the clean team approach that we have for commercial issues.  Still we have been able to discover and explore new areas of overlap of cross-selling opportunities and of product improvements through each other’s technology which today allow us to — for the first time communicate the additional growth potential of 2%. So this figure was not included in any figure of neither one of us, neither Huntsman nor us was before that date.

And it really resides a bit on the broader cross selling and a product overlap and technology transfer than the Performance Product and Care Chemicals.  It also approaches issues of the additive technology into Polyurethane into Advanced Materials.  There is a nice technology for complementarity there allowing to upgrade a product there.  And also technology for polyoils in polyurethane which is totally in line with our chemical knowledge in our R&D.  So from that point of view, it is quite a broad approach across quite a few business units on either side which allows us to have this quite significant guidance of 2% additional growth.

Peter Clark: Okay, understood, well mainly Huntsman has some pretty punchy numbers I think on their businesses but anyway, I understand what you’re saying.  Thank you.

Patrick Jany: I think they have been progressing quite well if I look at their Q2 release today.

Clariant H1 2017 Analyst Call	Thursday, 27th July 2017

Charlie Webb (Morgan Stanley): Okay, perfect, maybe just one last one.  What is your expectation for the kind of the cash exceptional items this year? I know you are obviously targeting to get that down to 1%.  Perhaps you can just give us some sense you know where you think 2017 might end up.

Patrick Jany: Well I think we will be close to 1%. It is more I think on the normal course of business. We obviously do have now merger costs which were not part of our guidance previously, and I think as we near Q3 and have a clear picture of the process and the cost involved in all the preparation work we are doing today we’ll be able to provide you with a balance by then for the full year cost element of the merger activities.

Operator:  The next question is from Marcus Mayer from Baader Helvea.  Please go ahead.

Markus Mayer (Baader Helvea): Good afternoon Hariolf, Patrick and Anja. Two remaining or many questions — one is again on this additional revenue synergies.  Can you clarify this 2%?  Is this coming — is this basically taking the combined sales excluding the Venator sales then as a base?  And then by when do you expect to see this additional revenue synergies and this 20% EBITDA margin for these synergies?  Is that this kind of new run rate you are expecting going forward? Or, why do you see this very high margin on this revenue synergies?

Patrick Jany: Hi Markus.  So, starting with the 2% additional growth at 20% EBIDTA we today disclosed in our merger update, it is — the potential is based on the combined sales so we’re talking about a combined $13 billion sales basis, so it’s quite a significant figure around $250 million, off the top of my head as an additional sales figure.  And that is the base for any calculation you should put in your models.  There is certainly a ramp up period.  Not all the additional sales are available.  On the one we talk about crossing selling from the geographic point of view is that is the easiest part and then you have obviously going through existing customers with the new product portfolio developing applications, trials with them and developing new chemistries.  So, there’s a ramp up of this figure over a couple of years.  The exact timing of the additional sales will only begin at the later stage, at a later merger update when we can work out of a way — away from this let’s say this clean team approach that we have today and that the — and we can then go down even a level further about concrete business plans and product launches, and so on.  This will be done at a later stage.  But there is a ramp up in this figure.  And the 20% EBITDA is linked merely to the fact that we are certainly — will broaden sales of products which are on the higher range of the portfolio.  This will take Advanced Materials, running through the arch, 21% I believe — 22% and that is — that would typically be - therefore a normal margin of additional sales and we probably will not have a lot of — will not focus on additional sales revenues on the lower end of margins.  The combined entity already will have a combined EBITDA of 17.2% when you take the synergies, and therefore, we are on the upper side, but not far away from the actual average of the new group.

Markus Mayer:  Okay.  Perfect.  Thanks so much.

Patrick Jany:  You’re welcome.

Operator:  The next question is from Gunter Zechmann from Bernstein.  Please go ahead.

Clariant H1 2017 Analyst Call	Thursday, 27th July 2017

Gunther Zechmann (Bernstein): Hi, good afternoon.  Just on the inventory buildup in the end of Q2, Hariolf, I think you mentioned an expected favorable demand in the coming months and quarters. Can you give some color around what areas you see that favorable demand and what your visibility and confidence is there?  And the second one, just to be crystal clear on the sales synergy potential from the Huntsman merger, is this 2% the way I understand it on the whole combined entity?  So, it’s not specific to — you mentioned Performance Products, Care Chemicals and Natural Resources.  Thank you.

Patrick Jany:

Now looking that the sales synergies, I repeat it — it’s a good figure.  There is no issue about repeating it.  It is about the combined sales of $13 billion and refers to obviously the sales — additional sales potential for the whole combined group.  And that really comes from, as we were highlighting before, not only the Performance Products, Care Chemicals ethylene oxide chain, which we talked about qualitatively early on and is one of the major more immediate sales revenue expansion opportunities, but also about advanced materials with additives, about mining and amines, so about quite a wide range of the portfolio actually.  So, it refers to the combined sales of you know both in total.

Gunther Zechmann: Very clear.  Thank you, Patrick.

Patrick Jany: You’re welcome.

Operator:  The next question is from Terrance Day from Deutsche Bank.  Please go ahead.

Terence Teh (Deutsche Bank): Hi, guys.  Thank you for the presentation.  Just a quick question, I know you can’t comment on the EC investigation itself, but do you anticipate the investigation to create any sort of issues or delays in closing the Huntsman Clariant merger? Thanks.

Hariolf Kottmann: No.  I think we have two different processes next to each other.  As I said, we do not have very much details concerning the investigation of the European Commission.  We just have now to wait.  What will happen mid to long-term and this can take a long time as we saw in other companies involved in these kinds of issues.  The merger management as its Clariant and Huntsman are, as we said, well on track.  We started already very closely after the announcement and when we came back from the first two weeks roadshow.  And as Patrick already said, we have now 35-40 teams with more than 100 people from each company working on different kinds of workstreams, cost synergies, or the operating model or other issues before.  It’s a different process and in this process, we are well on track.

Terence Teh:  Okay.  Thank you.

Speaker:  Great.  Thank you very much Hariolf and Patrick. Ladies and gentlemen, this concludes today’s conference call.  Should you have any further questions, the Investor Relations Team of Clariant is available to answer any questions you still may have.  So, thank you again for joining the call today.  Have a good day and bye-bye.

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